UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 3.	Date of Material Change

May 23, 2006

Item 4.	News Release

The Press Release dated May 23, 2006 was disseminated via Canada Stockwatch, CCN Mathews, and Market News and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company reported that is has commenced a drilling program at the Cerro Puntudo gold project in Santa Cruz Province, Argentina.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 23rd day of May 2006.

SCHEDULE “A”

For Immediate Release: May 23, 2006

EXETER COMMENCES DRILLING ON CERRO PUNTUDO GOLD PROPERTY

Vancouver, B. C., May 23, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) has commenced a 1700 metre, twelve-hole, drilling program at the Cerro Puntudo gold project, in Santa Cruz Province, Argentina.

Cerro Puntudo is a low-sulphidation, epithermal gold system that was originally discovered through sampling by Cerro Vanguardia S.A. In 2005, Exeter drilled the property for the first time and discovered economic-tenor gold mineralization.

Highlights of Exeter’s 2005 drilling included hole CPRC24, which intersected 20 metres at a grade of 3.6 grams per tonne (“g/t”) gold (including 4 metres at a grade of 9.2 g/t gold), and hole CPRC27, which intersected 27 metres at a grade of 3.7 g/t gold (including 8 metres at a grade of 9.6 g/t gold). To date, the Rico and Quebrada zones, situated two kilometres apart along the favourable Puntudo structure, are considered to have the best economic potential.

Current Drill Program

The current program will consist of 12 reverse circulation drill holes, specifically sited to confirm structurally controlled (down plunge) extensions to the broader gold intersections identified in the earlier programs. Over the past 12 months, Exeter’s exploration program has included a detailed ground magnetic survey, using similar geophysical models to those employed at the Cerro Vanguardia mine in Patagonia. The survey was designed to delineate zones of vein thickening and/or structural complexity that constitute bulk tonnage, open pit mining targets in these gold systems.

Quality Control and Assurance

Glen Van Kerkvoort, Exeter’s Chief Geologist and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold and silver properties in Argentina and Chile. The current, three-rig, drilling program at its advanced La Cabeza gold project is a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 12 epithermal gold-silver properties in Santa Cruz, Rio Negro and Chubut provinces.

In Chile, Exeter is prospecting some 50 gold and silver targets under strategic agreements with Rio Tinto Mining and Exploration Limited.

In the Maricunga district of Chile, Exeter has a strategic agreement with Anglo American Limitada and Mantos Blancos S.A. on epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

For further information, please contact:

Bryce Roxburgh, President or Rob Grey, Investor Relations		Suite 301, 700 West Pender Street
Tel: 604.688.9592	Fax: 604.688.9532	Vancouver, B.C. Canada V6C 1G8
Toll-free: 1-888-688-9592		exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to the current and future size, development, and commercial viability of the La Cabeza gold project. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date May 24, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director